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UNITED STATES	OMB Number: 3235-0145 Expires:February 28, 2006 Estimated average burden Hours per response …. 15
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SEARCHLIGHT MINERALS CORP.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

812224 20 2
(CUSIP Number)

Nanominerals Corp.
Charles Ager
3500 Lakeside Court, Suite 206
Reno, NV 89509
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812224 20 2

1.	Names of Reporting Persons Nanominerals Corp.
I.R.S. Identification Nos. of above persons (entities only): 27-0042955

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization:	Nevada, USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	16,000,000 Shares*

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	16,000,000 Shares*

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,000,000 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	27.9%

14.	Type of Reporting Person (See Instructions)	CO

*	Based on 57,275,000 shares of shares of Common Stock of Searchlight Minerals Corp. outstanding as of February 16, 2006. As adjusted to reflect a 2 for 1 stock split effected on September 30, 2005.

CUSIP No. 812224 20 2

ITEM 1.           SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Searchlight Minerals Corp., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at #120-2441 W. Horizon Ridge Pkwy Henderson, NV 89052.

ITEM 2.            IDENTITY AND BACKGROUND

(a)	Name of Person filing this Statement:

Nanominerals Corp. (“Nanominerals”)

(b)	Residence or Business Address:

The business address of Nanominerals is 3500 Lakeside Court, Suite 206 Reno, NV 89509

(c)	Present Principal Occupation and Employment:

Nanominerals is a private company principally engaged in the business of mineral exploration and development.

(d)-(e)	Criminal Convictions and Civil Proceedings:

No executive officer or director of Nanominerals, nor any controlling shareholder of Nanominerals, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(d)	State of Incorporation/Organization:

Nevada

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 24, 2005, the Company issued to Nanominerals a warrant to purchase 10,000,000 shares of the Company’s common stock at an exercise price of $0.375 per share expiring June 1, 2015, pursuant to Section 4(2) of the Securities Act of 1933 (the “Warrants”). The 10,000,000 shares of common stock are restricted shares as defined in the Securities Act. The Warrants were issued to Nanominerals in connection with the assignment to the Company of Nanominerals’ interest in a joint venture agreement dated May 20, 2005 between Nanominerals and Verde River Iron Company, LLC, for the purpose of funding the Company’s Clarkdale Slag Project.

On January 17, 2006, Nanominerals acquired 16,000,000 of the Company’s shares of common stock for a total purchase price of $4,640.50 from K. Ian Matheson, a member of the Company’s board of directors. Also

CUSIP No. 812224 20 2

Nanominerals entered into the following transactions respecting the Warrants: (i) on January 17, 2006 Nanominerals sold 8,000,000 of its Warrants to K. Ian Matheson in consideration of $5,000, (ii) on January 31, 2006 Nanominerals sold 1,000,000 of its Warrants to Richard J. Werdesheim and Lynne Werdesheim as trustees for the Werdesheim Family Trust for a payment of $625, and (iii) on January 31, 2006 Nanominerals sold the remaining 1,000,000 of its Warrants to Craigen L.T. Maine, as trustee for the Maine Rev. Family Trust for a payment of $625. The transfers were completed pursuant to Section 4(2) of the Securities Act of 1933.

ITEM 4.           PURPOSE OF TRANSACTION

The Warrants were issued to Nanominerals in connection with the assignment to the Company of Nanominerals’ interest in a joint venture agreement dated May 20, 2005 between Nanominerals and Verde River Iron Company, LLC, for the purpose of funding the Company’s Clarkdale Slag Project. The 16,000,000 shares acquired by Nanominerals on January 17, 2006 were acquired for investment purposes.

Except as otherwise described herein, Nanominerals does not have any plans or proposals as of the date hereof which relate to or would result in any of the transactions described in clauses (a) through (j) of Item 3 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of February 16, 2006, Nanominerals beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock

Common Stock	16,000,000*	27.9%

* As adjusted to reflect a 2 for 1 stock split effected on September 30, 2005.

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information I provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of February 16, 2006 there were 57,275,000 Company Shares issued and outstanding.

CUSIP No. 812224 20 2

(b)	Power to Vote and Dispose of the Company Shares:

Nanominerals has sole dispositive and voting power with respect to the 16,000,000 shares of Common Stock of the Company held by Nanominerals.

(c)	Transactions Effected During the Past 60 Days:

On January 17, 2006, Nanominerals acquired 16,000,000 of the Company’s shares of common stock for a total purchase price of $4,640.50 from K. Ian Matheson, a member of the Company’s board of directors. Nanominerals entered into the following transactions respecting the Warrants: (i) on January 17, 2006 Nanominerals sold 8,000,000 of its Warrants to K. Ian Matheson in consideration of $5,000, (ii) on January 31, 2006 Nanominerals sold 1,000,000 of its Warrants to Richard J. Werdesheim and Lynne Werdesheim as trustees for the Werdesheim Family Trust for a payment of $625, and (iii) on January 31, 2006 Nanominerals sold the remaining 1,000,000 of its Warrants to Craigen L.T. Maine, as trustee for the Maine Rev. Family Trust for a payment of $625. The transfers were completed pursuant to Section 4(2) of the Securities Act of 1933.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

1.	Assignment agreement between Searchlight Minerals Corp. and Nanominerals Corp. dated effective as of June 1, 2005.

2.	Amendment to Assignment Agreement Searchlight Minerals Corp. and Nanominerals Corp. dated October 24, 2005.

3.	Warrant Transfer Agreement dated January 17, 2006 between Nanominerals Corp. and K. Ian Matheson.

4.	Share Transfer Agreement dated January 17, 2006 between Nanominerals Corp. and K. Ian Matheson.

5.	Warrant Transfer Agreement dated January 31, 2006 between Nanominerals Corp. and Craigen L.T. Maine, TR FBO Maine Rev. Family Trust UA June 4, 1980.

6.	Warrant Transfer Agreement dated January 31, 2006 between Nanominerals Corp. and Richard J. Werdesheim and Lynne Werdesheim TTEES FBO Werdesheim Family Trust DTD 10-14-86.

CUSIP No. 812224 20 2

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1.

Assignment agreement between Searchlight Minerals Corp. and Nanominerals Corp. dated effective as of June 1, 2005 incorporated by reference as exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on June 16, 2005.

2.

Amendment to Assignment Agreement Searchlight Minerals Corp. and Nanominerals Corp. dated October 24, 2005 incorporated by reference as exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on October 28, 2005.

3.	Warrant Transfer Agreement dated January 17, 2006 between Nanominerals Corp. and K. Ian Matheson.

4.	Share Transfer Agreement dated January 17, 2006 between Nanominerals Corp. and K. Ian Matheson.

5.	Warrant Transfer Agreement dated January 31, 2006 between Nanominerals Corp. and Craigen L.T. Maine, TR FBO Maine Rev. Family Trust UA June 4, 1980.

6.	Warrant Transfer Agreement dated January 31, 2006 between Nanominerals Corp. and Richard J. Werdesheim and Lynne Werdesheim TTEES FBO Werdesheim Family Trust DTD 10-14-86.

CUSIP No. 812224 20 2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2006
Date

/s/ Charles A. Ager
Signature

Charles A. Ager
Chairman
Name/Title